FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                        Form 20-F   X             Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

August 14, 2003

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	17,116,212
ADD:	Stock Options Exercised	2,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	17,118,212

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				904,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
*	May 15,2003	Xiaolin Charlie Cheng	May 14,2008	$8.50	40,000
*	May 21,2003	Xianda Wang	May 20,2008	$6.70	20,000

				SUBTOTAL	60,000

*

Stock Options were approved at the Company’s Annual and Special Meeting held on June 5, 2003.

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
June 10, 2003	Laura Bennetto	Dec.6,2002	$6.90	(2,000)

			SUBTOTAL	(2,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,566,500

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			0
	Additional shares Listed Pursuant to the Plan (ADD)			570,000
	Stock Options Granted (SUBTRACT)			(510,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			60,000

All information reported in this Form is for the month of June 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	July 7, 2003

BOKA GOLD PROJECT, CHINA

LATEST DRILL RESULTS INCLUDE

INTERSECTION OF 32.4 GRAMS PER TONNE GOLD

OVER 10.9 METRES IN HOLE B03-06

July 3, 2003

Vancouver, B.C. - SOUTHWESTERN RESOURCES CORP. (SWG-TSX) is pleased to announce that results from the Boka Gold Project, Yunnan Province, China, for diamond drill Holes B03-02a and B03-06 have been received.  Hole B03-2a was drilled at Boka 1 North while B03-06 was the first hole completed by the Company at Boka 1 South.  Results from Holes B03-07 and B03-09b are expected next week.  Drilling at Hole B03-08 is still in progress.  Hole B03-10 was the first hole drilled at Boka 7, and represents a step-out of more than 2,000 metres to the south of B03-06.  The collar of B03-10 is located approximately 100 metres north of the tunnels at Boka 7 and the hole intersected the mineralized horizon from 90 metres to 180 metres.  Split core from B03-10 has been shipped to Langfang laboratory in Beijing for sample preparation prior to being flown to Vancouver for analysis.  The Company is presently testing a five kilometre long gold bearing zone with widely spaced drill holes.

Results from B03-02a and B03-06 are tabulated below with highlights being an intersection of 32.4 grams per tonne gold over 10.9 metres in Hole B03-06 from 371.9 metres to 382.8 metres.  A further high grade intersection of 29.2 grams per tonne gold over 5.05 metres was encountered in Hole B03-06 from 507.7 metres and 512.75 metres.

HOLE #	INTERSECTION		INTERVAL	ASSAY	COMMENTS
	From (metres)	To (metres)	(metres)	grams per tonne gold
B03-02a	229.8	284.9	55.1	2.14	Stockwork type mineralization
including	229.8	262.15	32.35	2.7

B03-06	347.35	438.2	90.85	5.21	Sulphide
including	347.35	371.9	24.55	0.6
including	371.9	382.6	10.9	32.4
including	382.6	438.2	55.6	1.9

	507.7	512.75*	5.05	29.2	*hole bottomed in mineralization

The last 5.05 metres of Hole B03-06 averaged 29.2 grams per tonne gold and was terminated due to drilling difficulties.  Hole B03-06 was a step-out of more than 800 metres to the south of Hole B03-05 and the mineralization in this hole is about 500 metres downdip of tunnels exposed on the slope face north of the drill hole collar.  The Company is planning to develop drill pads at lower elevations to test for this mineralization at shallower depths.

…more

The Company presently is drilling four widely spaced holes in the Boka 1 South and the Boka 7 areas.

John Paterson, President of Southwestern states “We are very pleased with the results from Hole B03-06.  The downdip extent of the mineralization is significant and closer spaced drilling is a priority to determine the continuity of the zone between this hole and outcropping mineralization to the north.”

A location map with holes completed and in progress can be viewed at the Company’s website at www.swgold.com.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulphide breccia zones hosted by carbonaceous sediments and in places by gabbro.  The present drill program is testing a prominent gold-in-soil anomaly along a continuous 3,000 metre length between Boka 1 and Boka 7.  The anomaly is open to the south.

The Company is investigating various options to expedite the sample processing procedures including having an independent qualified prep lab established in Kunming.

The Company has shipped four 200-kilogram samples of both oxide material and sulphide material to SGS-Lakefield Research in Ontario, Canada for preliminary metallurgical studies.  The oxide material was collected from the Company’s deep exploration tunnel KD24-13 and tunnel PD-6.  The sulphide material was collected from tunnels XG-13 and XG-15 and included carbonaceous material.  Results of this testwork are expected by the end of next week and will be announced when received.

Boka is a very large and robust gold system that will require extensive drilling to define the limits of the mineralization.  The Company is presently drilling broad spaced holes (150 to 900 metres apart) to test the extent of the Boka mineralized system.  Results of further drill holes will be released when available.

The Boka project is a Sino-Foreign Co-operative Joint Venture between the Company and Team 209 of the Yunnan Nuclear Industry.  Southwestern can earn a 90% interest by spending US$ 4 million over four years and making a payment of US$ 1.7 million.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.

Drill core samples are prepped to -10 mesh at the Langfang laboratory and one kilogram split samples are air freighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang laboratory and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Sample results are received in batches and not as individual drill hole assays.

…more

The exploration program is being carried out by Dr. Charlie Cheng, PhD (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM - and therefore the competent person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam silver-gold project in Peru.  The Company is presently drilling at Liam.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation, and has exposure to nickel-copper-PGM exploration through its 16% interest in Aurora Platinum Corp.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

AWAITING FURTHER DRILL RESULTS

July 14, 2003

Vancouver, B.C. - SOUTHWESTERN RESOURCES CORP. (SWG-TSX) advises that it has not received assay results for diamond drill holes B03-07 and B03-09b from the Boka Gold Project, Yunnan Province, China.

The Company is aware that a false news release circulating on the Internet, purporting to be issued by the Company, discloses fictitious assay results for the two diamond drill holes.  The Company confirms that drill samples from those two holes are being analyzed by ALS Chemex in Vancouver, B.C. and the Company will release those assay results as soon as they are received.

For more information, please contact:

Daniel G. Innes, VP, Exploration, or

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

Positive Results from Metallurgical Tests on Sulphide Mineralization

Boka Gold Project, Yunnan Province, China

July 21, 2003

Vancouver B. C. - Southwestern Resources Corporation (SWG-TSX) is pleased to announce that metallurgical test work carried out by SGS Lakefield Research on sulphide-rich gold mineralization from the Company’s Boka Gold Project indicates that 98.3% of the gold in massive sulphide mineralization is recoverable by milling and conventional cyanide leaching.  Four 200-kilogram mini-bulk samples of various types of mineralization were submitted to SGS Lakefield for testing and the results are listed below:

Sample #	Tunnel Location	TYPE OF MINERALIZATION	Head Grade (grams per tonne gold)

M-01	KD 24-13	Oxidized limonite-rich mineralization Limonite after sulphide	17.9 gms/t gold

M-02	XG 13—XG-15	Massive sulphide mineralization	57.8 gms/t gold

M-03	XG-13—XG-15	Sulphide-carbonate quartz stockwork and graphite-rich mineralization	61.6 gms/t gold

M-04	PD-6	Limonite-quartz stockwork mineralization	3.39 gms/t gold

Mini-bulk samples M-01 and M-04 were milled to 80% less than 200 mesh and samples M-02 and M-03 were milled to 90% less than 200 mesh.  All samples were then treated using conventional bottle roll leach testing with 92.1% of the gold recovered in sample M-01 after a 48 hour leach, 98.3% of the gold recovered in M-02 after a 72 hour leach, 94.7% of the gold recovered in M-03 after a 72 hour leach and 96.4% of the gold recovered in M-04 after a 48 hour leach.  Work index testing on the mini-bulk samples returned low milling bond work index numbers, confirming that the mineralization types tested can be easily millable.  Milling bond work indexes were 13.8 for sample M-01, 10.5 for sample M-02, 14.2 for sample M-03, and 14.7 for sample M-04.

…more

Sample M-02 (massive sulphide) was also run through a gravity circuit resulting in 44.7% of the gold being recovered using this technology.  Additional gravity circuit testing of all other mineralization styles will be performed by SGS Lakefield.

John Paterson, President of Southwestern states “We are extremely pleased with the Lakefield results and confirmation that the gold associated with sulphide mineralization is free milling and not refractory.  Also important is the fact that nearly half of the gold in massive sulphide can be recovered in a gravity circuit.”  Both results are consistent with observations drawn from petrological studies of Boka mineralization types carried out earlier by Dr. A. Miller of Kishar Research, Ottawa, Ontario, Canada.

The Company continues with its broad spaced drilling program as the first phase of exploration of the extensive gold system developing at Boka.  This system extends for at least five kilometres along strike and is defined by extensive tunnel workings, the current drilling program, trenching and detailed systematic grid soil sampling. Drilling is concentrating in an area extending from Boka 1 South to Boka 7 located approximately two kilometres south of Boka 1 South. At Boka 7, sulphide-quartz-carbonate stockwork was encountered about 90 metres below the surface in drill hole B03-10.  The Company is currently drilling two holes north of drill hole B03-10.  Drill hole assay results will be released once received.

Gold mineralization within this system is associated with quartz-carbonate stockworks, sulphide-quartz-carbonate stockwork and massive sulphide replacement along foliation in carbonaceous slate, associated with a major north-south trending complex structural corridor.

For an update of drill hole locations see our website www.swgold.com.

The Boka Project is a Sino-Foreign Cooperative Joint Venture between the Company’s wholly owned subsidiary and Team 209 of the Yunnan Nuclear Industry Group.  Southwestern’s subsidiary can earn a 90% interest in the Boka Project by contributing US$4 million to the Joint Venture Company over four years and making a payment of US$1.7 million to Team 209.

Quality Control

Southwestern has implemented a quality control program to insure best practice in all phases of its analytical work.  SGS Lakefield Research is an internationally known metallurgical testing facility located in Ontario, Canada.

The Boka Project is being supervised and directed by Mr. John Paterson (Member, AUSIMM – qualified person for the Project), President of Southwestern Resources Corp.

…more

Southwestern is exploring in several countries for precious and base metals, including the Liam silver-gold project in Peru where drilling is underway.  The Company also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation, and has exposure to nickel-copper-PGM exploration through its 16% interest in Aurora Platinum Corp.

Since May 2003, the Company had a link on its website to an analyst’s report.  As that report was not NI 43-101 nor NP51-201 compliant and may not have been based on technical opinions of a qualified person, the Company has removed that link and confirms it is not endorsing that report.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk-Factors” and elsewhere in the Corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650-701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site:http://www.swgold.com

E-mail:info@swgold.com

BOKA GOLD PROJECT, CHINA

LATEST DRILL RESULTS INCLUDE INTERSECTION OF 3.1 GRAMS PER TONNE GOLD OVER 88.65 METRES IN HOLE B03-07

July 28, 2003

Vancouver, B.C. – SOUTHWESTERN RESOURCES CORP. (SWG – TSX) is pleased to announce that results for diamond drillholes B03-07 and B03-09b have been received.  Both holes were drilled at Boka 1 North with hole B03-09b, the northernmost drilled to date, located between Boka 1 North and Boka 11.  The Company is presently concentrating drill testing between Boka 1 South and Boka 7 where mineralization is closer to surface.

Results from the two latest holes are tabulated below with highlights being an intersection of 3.1 grams per tonne gold over 88.65 metres in hole B03-07 between 257.6 metres to 346.25 metres.

HOLE #	INTERSECTION		INTERVAL	ASSAY	COMMENTS
	From (metres)	To (metres)	(metres)	grams per tonne gold
B03-07 including	257.6 306.2	346.25 316.8	88.65 10.60	3.1 9.6	quartz-carbonate stockwork
B03-09b	218.15 252.0	227.5 290.2	9.35 38.2	2.1 1.8	quartz veins quartz veins

Mineralization in hole B03-07 was drilled along a profile including holes B03-01 and B03-04.  The hole collar was located about 120 metres northeast from B03-04 and results from B03-07 show that mineralization exposed in tunnels extends downdip at least 300 metres.

John Paterson, President, states “Results from hole B03-07 clearly demonstrate the stratabound nature of the Boka gold mineralization and its close association to a complex system of north-south trending structures.  We are scoping out an extensive gold system at Boka with broadly spaced drillholes and to date all holes have intersected mineralization.”

A location map with holes completed and in progress can be viewed at the

…more

Company’s website www.swgold.com.  The Company is giving priority to the assaying of drill core samples over tunnel samples, and assay results will be released when available.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulphide breccia zones hosted by carbonaceous sediments and, in places, gabbros.

The Boka Gold system is more than 5,000 metres in extent and the present drill program is testing a prominent gold-in-soil anomaly along a continuous 3,000 metre length between Boka 1 and Boka 7.  The anomaly is open to the south and a detailed soil survey has been initiated by the Company along a 3,000 metre zone south of Boka 7 where several areas of gold mineralization are known.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to either the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing, or to IPL Laboratories (Certification ISO 9002) prep facility in Kunming, Yunnan Province.

Drill core samples are prepped to –10 mesh at the Langfang and IPL laboratories and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories and IPL Laboratories.  Exploration samples are assayed by conventional methods at the Langfang lab and ALS Chemex and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex and IPL located in Vancouver.

The exploration program is being supervised by Mr. John Paterson (Member, AUSIMM-the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam high-grade silver project in Peru.  The Company is presently drilling at Liam.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

…more

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650-701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site:http://www.swgold.com

E-mail:info@swgold.com

THE FOLLOWING NEWS RELEASE HAS BEEN REDACTED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6K

SOUTHWESTERN RESOURCES ANNOUNCES A

$10 MILLION BOUGHT DEAL FINANCING

Not for distribution to U.S. news wire services or dissemination in the United States.

August 6, 2003

Vancouver, B.C. – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) has today entered into an agreement with a syndicate of underwriters [INTENTIONALLY DELETED] (the “Underwriters”) under which the underwriters have agreed to buy 1,025,000 Common Shares from Southwestern and sell to qualified investors at a price of $10.00 per Common Share, representing an aggregate offering of $10,250,000.  The Company will grant the Underwriters an option, exercisable up until 48 hours prior to the Closing Date of the Offering, to purchase up to an additional 307,500 Common Shares at the issue price.  In addition, the Underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Common Shares equal to 15% of the number of Common Shares sold pursuant to the Offering, taking into account the exercise of the Underwriters’ Option, exercisable at the issue price.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing is expected on or about August 28, 2003.

The Offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

[INTENTIONALLY DELETED]

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

[INTENTIONALLY DELETED]

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

July 3, 2003

Item 3.

Press Release

The Issuer issued a press release on July 3, 2003.

Item 4.

Summary and Full Description of Material Change

The Company announced that results from the Boka Gold Project, Yunnan Province, China, for diamond drill Holes B03-02a and B03-06 have been received.  Hole B03-2a was drilled at Boka 1 North while B03-06 was the first hole completed by the Company at Boka 1 South.  Results from Holes B03-07 and B03-09b are expected next week.  Drilling at Hole B03-08 is still in progress.  Hole B03-10 was the first hole drilled at Boka 7, and represents a step-out of more than 2,000 metres to the south of B03-06.  The collar of B03-10 is located approximately 100 metres north of the tunnels at Boka 7 and the hole intersected the mineralized horizon from 90 metres to 180 metres.  Split core from B03-10 has been shipped to Langfang laboratory in Beijing for sample preparation prior to being flown to Vancouver for analysis.

Item 5.

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 7th day of July 2003.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

BOKA GOLD PROJECT, CHINA

LATEST DRILL RESULTS INCLUDE

INTERSECTION OF 32.4 GRAMS PER TONNE GOLD

OVER 10.9 METRES IN HOLE B03-06

July 3, 2003

Vancouver, B.C. - SOUTHWESTERN RESOURCES CORP. (SWG-TSX) is pleased to announce that results from the Boka Gold Project, Yunnan Province, China, for diamond drill Holes B03-02a and B03-06 have been received.  Hole B03-2a was drilled at Boka 1 North while B03-06 was the first hole completed by the Company at Boka 1 South.  Results from Holes B03-07 and B03-09b are expected next week.  Drilling at Hole B03-08 is still in progress.  Hole B03-10 was the first hole drilled at Boka 7, and represents a step-out of more than 2,000 metres to the south of B03-06.  The collar of B03-10 is located approximately 100 metres north of the tunnels at Boka 7 and the hole intersected the mineralized horizon from 90 metres to 180 metres.  Split core from B03-10 has been shipped to Langfang laboratory in Beijing for sample preparation prior to being flown to Vancouver for analysis.  The Company is presently testing a five kilometre long gold bearing zone with widely spaced drill holes.

Results from B03-02a and B03-06 are tabulated below with highlights being an intersection of 32.4 grams per tonne gold over 10.9 metres in Hole B03-06 from 371.9 metres to 382.8 metres.  A further high grade intersection of 29.2 grams per tonne gold over 5.05 metres was encountered in Hole B03-06 from 507.7 metres and 512.75 metres.

HOLE #	INTERSECTION		INTERVAL	ASSAY	COMMENTS
	From (metres)	To (metres)	(metres)	grams per tonne gold
B03-02a	229.8	284.9	55.1	2.14	Stockwork type mineralization
including	229.8	262.15	32.35	2.7

B03-06	347.35	438.2	90.85	5.21	Sulphide
including	347.35	371.9	24.55	0.6
including	371.9	382.6	10.9	32.4
including	382.6	438.2	55.6	1.9

	507.7	512.75*	5.05	29.2	*hole bottomed in mineralization

The last 5.05 metres of Hole B03-06 averaged 29.2 grams per tonne gold and was terminated due to drilling difficulties.  Hole B03-06 was a step-out of more than 800 metres to the south of Hole B03-05 and the mineralization in this hole is about 500 metres downdip of tunnels exposed on the slope face north of the drill hole collar.  The Company is planning to develop drill pads at lower elevations to test for this mineralization at shallower depths.

The Company presently is drilling four widely spaced holes in the Boka 1 South and the Boka 7 areas.

John Paterson, President of Southwestern states “We are very pleased with the results from Hole B03-06.  The downdip extent of the mineralization is significant and closer spaced drilling is a priority to determine the continuity of the zone between this hole and outcropping mineralization to the north.”

A location map with holes completed and in progress can be viewed at the Company’s website at www.swgold.com.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulphide breccia zones hosted by carbonaceous sediments and in places by gabbro.  The present drill program is testing a prominent gold-in-soil anomaly along a continuous 3,000 metre length between Boka 1 and Boka 7.  The anomaly is open to the south.

The Company is investigating various options to expedite the sample processing procedures including having an independent qualified prep lab established in Kunming.

The Company has shipped four 200-kilogram samples of both oxide material and sulphide material to SGS-Lakefield Research in Ontario, Canada for preliminary metallurgical studies.  The oxide material was collected from the Company’s deep exploration tunnel KD24-13 and tunnel PD-6.  The sulphide material was collected from tunnels XG-13 and XG-15 and included carbonaceous material.  Results of this testwork are expected by the end of next week and will be announced when received.

Boka is a very large and robust gold system that will require extensive drilling to define the limits of the mineralization.  The Company is presently drilling broad spaced holes (150 to 900 metres apart) to test the extent of the Boka mineralized system.  Results of further drill holes will be released when available.

The Boka project is a Sino-Foreign Co-operative Joint Venture between the Company and Team 209 of the Yunnan Nuclear Industry.  Southwestern can earn a 90% interest by spending US$ 4 million over four years and making a payment of US$ 1.7 million.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.

Drill core samples are prepped to -10 mesh at the Langfang laboratory and one kilogram split samples are air freighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang laboratory and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Sample results are received in batches and not as individual drill hole assays.

…more

The exploration program is being carried out by Dr. Charlie Cheng, PhD (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM - and therefore the competent person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam silver-gold project in Peru.  The Company is presently drilling at Liam.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation, and has exposure to nickel-copper-PGM exploration through its 16% interest in Aurora Platinum Corp.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

July 28, 2003

Item 3.

Press Release

The Issuer issued a press release on July 28, 2003.

Item 4.

Summary and Full Description of Material Change

The Company announced that results for diamond drillholes B03-07 and B03-09b have been received.  Both holes were drilled at Boka 1 North with hole B03-09b, the northernmost drilled to date, located between Boka 1 North and Boka 11.  The Company is presently concentrating drill testing between Boka 1 South and Boka 7 where mineralization is closer to surface.

Item 5.

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 28th day of July 2003.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

BOKA GOLD PROJECT, CHINA

LATEST DRILL RESULTS INCLUDE INTERSECTION OF 3.1 GRAMS PER TONNE GOLD OVER 88.65 METRES IN HOLE B03-07

July 28, 2003

Vancouver, B.C. – SOUTHWESTERN RESOURCES CORP. (SWG – TSX) is pleased to announce that results for diamond drillholes B03-07 and B03-09b have been received.  Both holes were drilled at Boka 1 North with hole B03-09b, the northernmost drilled to date, located between Boka 1 North and Boka 11.  The Company is presently concentrating drill testing between Boka 1 South and Boka 7 where mineralization is closer to surface.

Results from the two latest holes are tabulated below with highlights being an intersection of 3.1 grams per tonne gold over 88.65 metres in hole B03-07 between 257.6 metres to 346.25 metres.

HOLE #	INTERSECTION		INTERVAL	ASSAY	COMMENTS
	From (metres)	To (metres)	(metres)	grams per tonne gold
B03-07 including	257.6 306.2	346.25 316.8	88.65 10.60	3.1 9.6	quartz-carbonate stockwork
B03-09b	218.15 252.0	227.5 290.2	9.35 38.2	2.1 1.8	quartz veins quartz veins

Mineralization in hole B03-07 was drilled along a profile including holes B03-01 and B03-04.  The hole collar was located about 120 metres northeast from B03-04 and results from B03-07 show that mineralization exposed in tunnels extends downdip at least 300 metres.

John Paterson, President, states “Results from hole B03-07 clearly demonstrate the stratabound nature of the Boka gold mineralization and its close association to a complex system of north-south trending structures.  We are scoping out an extensive gold system at Boka with broadly spaced drillholes and to date all holes have intersected mineralization.”

A location map with holes completed and in progress can be viewed at the

Company’s website www.swgold.com.  The Company is giving priority to the assaying of drill core samples over tunnel samples, and assay results will be released when available.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulphide breccia zones hosted by carbonaceous sediments and, in places, gabbros.

The Boka Gold system is more than 5,000 metres in extent and the present drill program is testing a prominent gold-in-soil anomaly along a continuous 3,000 metre length between Boka 1 and Boka 7.  The anomaly is open to the south and a detailed soil survey has been initiated by the Company along a 3,000 metre zone south of Boka 7 where several areas of gold mineralization are known.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to either the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing, or to IPL Laboratories (Certification ISO 9002) prep facility in Kunming, Yunnan Province.

Drill core samples are prepped to –10 mesh at the Langfang and IPL laboratories and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories and IPL Laboratories.  Exploration samples are assayed by conventional methods at the Langfang lab and ALS Chemex and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex and IPL located in Vancouver.

The exploration program is being supervised by Mr. John Paterson (Member, AUSIMM-the qualified person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam high-grade silver project in Peru.  The Company is presently drilling at Liam.  Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgement as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650-701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site:http://www.swgold.com

E-mail:info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

July 21, 2003

Item 3.

Press Release

The Issuer issued a press release on July 21, 2003.

Item 4.

Summary and Full Description of Material Change

The Company announced that metallurgical test work carried out by SGS Lakefield Research on sulphide-rich gold mineralization from the Company’s Boka Gold Project indicated that 98.3% of the gold in massive sulphide mineralization is recoverable by milling and conventional cyanide leaching.

Item 5.

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 21st day of July 2003.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

Positive Results from Metallurgical Tests on Sulphide Mineralization

Boka Gold Project, Yunnan Province, China

July 21, 2003

Vancouver B. C. - Southwestern Resources Corporation (SWG-TSX) is pleased to announce that metallurgical test work carried out by SGS Lakefield Research on sulphide-rich gold mineralization from the Company’s Boka Gold Project indicates that 98.3% of the gold in massive sulphide mineralization is recoverable by milling and conventional cyanide leaching.  Four 200-kilogram mini-bulk samples of various types of mineralization were submitted to SGS Lakefield for testing and the results are listed below:

Sample #	Tunnel Location	TYPE OF MINERALIZATION	Head Grade (grams per tonne gold)

M-01	KD 24-13	Oxidized limonite-rich mineralization Limonite after sulphide	17.9 gms/t gold

M-02	XG 13—XG-15	Massive sulphide mineralization	57.8 gms/t gold

M-03	XG-13—XG-15	Sulphide-carbonate quartz stockwork and graphite-rich mineralization	61.6 gms/t gold

M-04	PD-6	Limonite-quartz stockwork mineralization	3.39 gms/t gold

Mini-bulk samples M-01 and M-04 were milled to 80% less than 200 mesh and samples M-02 and M-03 were milled to 90% less than 200 mesh.  All samples were then treated using conventional bottle roll leach testing with 92.1% of the gold recovered in sample M-01 after a 48 hour leach, 98.3% of the gold recovered in M-02 after a 72 hour leach, 94.7% of the gold recovered in M-03 after a 72 hour leach and 96.4% of the gold recovered in M-04 after a 48 hour leach.  Work index testing on the mini-bulk samples returned low milling bond work index numbers, confirming that the mineralization types tested can be easily millable.  Milling bond work indexes were 13.8 for sample M-01, 10.5 for sample M-02, 14.2 for sample M-03, and 14.7 for sample M-04.

…more

Sample M-02 (massive sulphide) was also run through a gravity circuit resulting in 44.7% of the gold being recovered using this technology.  Additional gravity circuit testing of all other mineralization styles will be performed by SGS Lakefield.

John Paterson, President of Southwestern states “We are extremely pleased with the Lakefield results and confirmation that the gold associated with sulphide mineralization is free milling and not refractory.  Also important is the fact that nearly half of the gold in massive sulphide can be recovered in a gravity circuit.”  Both results are consistent with observations drawn from petrological studies of Boka mineralization types carried out earlier by Dr. A. Miller of Kishar Research, Ottawa, Ontario, Canada.

The Company continues with its broad spaced drilling program as the first phase of exploration of the extensive gold system developing at Boka.  This system extends for at least five kilometres along strike and is defined by extensive tunnel workings, the current drilling program, trenching and detailed systematic grid soil sampling. Drilling is concentrating in an area extending from Boka 1 South to Boka 7 located approximately two kilometres south of Boka 1 South. At Boka 7, sulphide-quartz-carbonate stockwork was encountered about 90 metres below the surface in drill hole B03-10.  The Company is currently drilling two holes north of drill hole B03-10.  Drill hole assay results will be released once received.

Gold mineralization within this system is associated with quartz-carbonate stockworks, sulphide-quartz-carbonate stockwork and massive sulphide replacement along foliation in carbonaceous slate, associated with a major north-south trending complex structural corridor.

For an update of drill hole locations see our website www.swgold.com.

The Boka Project is a Sino-Foreign Cooperative Joint Venture between the Company’s wholly owned subsidiary and Team 209 of the Yunnan Nuclear Industry Group.  Southwestern’s subsidiary can earn a 90% interest in the Boka Project by contributing US$4 million to the Joint Venture Company over four years and making a payment of US$1.7 million to Team 209.

Quality Control

Southwestern has implemented a quality control program to insure best practice in all phases of its analytical work.  SGS Lakefield Research is an internationally known metallurgical testing facility located in Ontario, Canada.

The Boka Project is being supervised and directed by Mr. John Paterson (Member, AUSIMM – qualified person for the Project), President of Southwestern Resources Corp.

Southwestern is exploring in several countries for precious and base metals, including the Liam silver-gold project in Peru where drilling is underway.  The Company also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation, and has exposure to nickel-copper-PGM exploration through its 16% interest in Aurora Platinum Corp.

Since May 2003, the Company had a link on its website to an analyst’s report.  As that report was not NI 43-101 nor NP51-201 compliant and may not have been based on technical opinions of a qualified person, the Company has removed that link and confirms it is not endorsing that report.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk-Factors” and elsewhere in the Corporation’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650-701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site:http://www.swgold.com

E-mail:info@swgold.com